SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 16 June, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 16 June, 2014.

PRESS RELEASE

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Amsterdam, 16 June, 2014

ING announces indicative offer price range and offer size for IPO of NN Group

•	Offer price range set at EUR 18.50 – EUR 22.00 per NN Group share

•	ING to offer 70 million existing ordinary shares of NN Group in IPO (excluding an over-allotment option of up to 15% of the offered shares)

•	NN Group shares expected to be listed and start trading on Euronext Amsterdam on 2 July 2014

ING announces today that it intends to offer 70 million ordinary shares in the share capital of its subsidiary NN Group at an indicative offer price range of EUR 18.50 to EUR 22.00 per share. Based on this price range, the initial offer size, or gross proceeds of the offering, would be approximately EUR 1.3 billion to EUR 1.5 billion. NN Group shares are expected to be listed and start trading on Euronext Amsterdam on 2 July 2014 (on an if-and-when-delivered basis) under the listing name “NN Group” and the symbol ‘NN’.

ING on 5 June 2014 confirmed its intention to proceed with the Initial Public Offering (IPO) of NN Group and listing on Euronext Amsterdam. The offering will consist solely of existing shares of NN Group currently owned by ING. ING intends to use the net proceeds of the offering for the reduction of ING Group’s double leverage.

As announced on 30 April 2014, ING secured pre-IPO investments for an aggregate sum of EUR 1.275 billion from three investment firms, consisting of a participation in the IPO as anchor investors for an aggregate sum of EUR 150 million, and the sale of EUR 1.125 billion of subordinated notes mandatorily exchangeable by ING into NN Group shares in three tranches. The anchor investment is included in the size of the offering announced today. As regards the notes, a first tranche of an aggregate amount of EUR 450 million plus accrued interest will be mandatorily exchanged into NN Group shares at settlement of the IPO at a 1.5% discount to the final offer price. The remaining two tranches, each for an equal amount of in aggregate EUR 337.5 million, will be mandatorily exchanged into NN Group shares from 2015 onwards, at terms previously disclosed on 30 April 2014.

ING has granted the joint global coordinators, on behalf of the underwriters, an over-allotment option to purchase up to approximately 10.5 million additional shares in NN Group until 30 days after the first trading date of NN Group shares. The over-allotment option, if exercised in full, would represent approximately 3% of the NN Group shares outstanding at settlement of the IPO.

After the sale of 70 million shares in the IPO (without giving effect to the over-allotment option), and the exchange of the EUR 450 million subordinated mandatorily exchangeable notes into NN Group shares by ING (at the midpoint of the offer price range), ING’s ownership of NN Group would decline to 73.6%. Today’s announcement is in line with ING’s stated objective to divest its insurance and investment management businesses. Following the IPO, ING intends to reduce its shareholding in NN Group to below 50% before 31 December 2015 and divest the remaining stake before 31 December 2016, in line with the timeline ING has agreed with the European Commission. ING retains full flexibility in the way it may execute the divestment of the remaining stake in NN Group post IPO.

Upon completion of the transaction announced today, NN Group will continue to be consolidated by ING. Upon completion, and excluding the over-allotment option, this offering would have an estimated negative impact of approximately EUR 3.2 billion on the shareholders’ equity of ING Group (based on the midpoint of the indicative offer price range). This impact, which will be recorded in ING Group’s Third Quarter 2014 Results, is the sum of three elements (all approximate numbers based on the midpoint of the indicative IPO offer price range):

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•	EUR 1.8 billion, being the estimated difference between the net proceeds of this offering to ING (including the previously announced EUR 150 million anchor investment) and the estimated IFRS book value of the 20.0% stake in NN Group divested through this offering at IPO;

•	EUR 0.6 billion, being the estimated difference between the market value of the NN Group shares exchanged for the first tranche of mandatorily exchangeable subordinated notes, and the estimated IFRS book value of these shares; and

•	EUR 0.8 billion, being a provision against equity that reflects the estimated difference between the market value of the NN Group shares to be exchanged for the second and third tranches of mandatorily exchangeable notes and the estimated IFRS book value of these shares.

The offering and the exchange of the first tranche of notes will not impact the profit of ING and will not have an impact on the capital position of either ING Bank or NN Group. The actual amount of any impact on the shareholders’ equity of ING Group may differ from the estimates mentioned above and will depend on the pricing and the IFRS book value of the NN Group shares at the date of the transaction.

As announced on 5 June 2014, NN Group’s experienced and diverse leadership team has a clear focus on earnings improvement and cash generation, strong cost control and delivering an excellent customer experience. NN Group maintains a strong balance sheet under a conservative regulatory environment in the Netherlands and has established a dividend policy focused on returning cash to shareholders. NN Group, currently a wholly-owned subsidiary of ING, is an international insurance and investment management company offering retirement, life insurance, non-life insurance, investment management and banking (in the Netherlands) to its customers across Europe and Japan.

Ralph Hamers, CEO of ING, said:

“Announcing the offer price range is another key step in NN Group’s IPO process as it kick-starts the period during which NN Group’s management will meet with potential investors and share NN Group’s strategy, customer proposition and investment case.”

Lard Friese, Vice-Chairman of NN Group, said:

“We’re excited about the next phase in the process and believe that our rigorous strategy implementation will deliver both shareholder value and an excellent customer experience.”

Further offer details and timetable

The IPO consists of a public offering of existing NN Group shares currently owned by ING Group to institutional and retail investors in the Netherlands, and a private placement to certain institutional investors in various jurisdictions. The offer period, the institutional road show, the retail offering and the book-building period all start on 17 June 2014 after publication of the prospectus and end on 1 July 2014 at 13.00 CET (subject to acceleration or extension of the timetable of the offering). The offer price and the exact number of offer shares will be determined after the offer period has ended and are expected to be announced on 1 July 2014, after the close of trading on the New York Stock Exchange. Prior to allocation of the NN Group shares, the maximum number of shares can be increased or decreased and the offer price range can be changed. If any such change would occur, this will be published in a press release. The first day of trading on an “if-and-when-delivered” basis is expected to commence on 2 July 2014. Settlement of, or delivery and payment for the shares of the offering, is expected to take place on 7 July 2014. NN Group and ING and their affiliates have agreed certain lock-up arrangements with the underwriters, effective for a period of 180 days after the date of the settlement of the offering, subject to certain exceptions. The anchor investors – RRJ Capital, Temasek and SeaTown – have also agreed to a lock-up on the shares that they will receive as a result of the exchange into NN Group shares of the first tranche of mandatorily exchangeable subordinated notes. This lock-up period is also effective for a period ending on the later date of nine months after 16 May 2014 and six months after the settlement date of the offering.

Full information about the offering is included in the prospectus relating to the IPO. The prospectus will be published and made available to the public after approval by the Netherlands Authority for the Financial Markets (AFM) on 17 June 2014, subject to securities law restrictions in certain jurisdictions. Copies of the prospectus and supplements to the prospectus (if any) may be obtained at no cost from NN Group’s head office during normal business hours during the offer period. Alternatively, the prospectus can be downloaded from NN Group’s website at www.nn-group.com. This prospectus can also be found on the website of the AFM at www.afm.nl (Dutch residents only). In addition, a copy of the prospectus may be obtained free of charge by sending a request in writing or by email to ING Bank N.V. as Listing Agent: ING Bank N.V., Attn,: Paying Agency Services, Location code AMP L02.007, Amsterdamse Poort, Bijlmerplein 888, 1102 MG Amsterdam, the Netherlands, email iss.pas@ing.nl. For retail investors in the Netherlands, a Dutch summary of the prospectus will be available on the retail section of the NN Group website, www.nn-group.com/beursgang, as of 17 June 2014.

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ING Group and NN Group have appointed J.P. Morgan, Morgan Stanley, ING Bank and Deutsche Bank as joint global co-ordinators for the IPO. BNP Paribas, Citigroup, Commerzbank, Credit Suisse and Nomura as well as the joint global coordinators are acting as the joint bookrunners for the IPO. ABN Amro, HSBC and RBC Capital Markets are the joint lead managers, and Keefe, Bruyette & Woods and Rabobank International are the senior co-lead managers for the IPO. BBVA, Erste Group, KBC Securities, Mediobanca, Natixis, Raiffeisen Centrobank and UniCredit are the co-lead managers for the IPO.

INFORMATION FOR EDITORS

Photos of NN Group are available at www.flickr.com/photos/nn-group. For further information on NN Group, please visit www.nn-group.com. Photos of ING operations, buildings and its executives are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com.

ING Group Press enquiries	ING Group Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 576 6373	+31 20 576 6396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

NN Group Press enquiries	NN Group Investor enquiries
Ingeborg Klunder	NN Group Investor Relations
+31 20 541 6526	+31 20 541 5464
Ingeborg.Klunder@nn-group.com	Investor.Relations@nn-group.com

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s 63,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N). Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING being included in the Dow Jones Sustainability Index (Europe and World) and the FTS4Good index.

NN GROUP PROFILE

NN Group is an insurance and investment management company with a strong, predominantly European presence in more than 18 countries. With over 12,000 employees the group offers retirement services, insurance, investments and banking. NN Group includes Nationale-Nederlanden, ING Insurance Europe, ING Investment Management and ING Life Japan, which are jointly preparing to become an independent, standalone company, separate from ING Group. NN Group is currently a fully-owned subsidiary of ING Group.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

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Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

These materials are not for release, distribution or publication, whether directly or indirectly and whether in whole or in part, into or in Canada or Japan or any (other) jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction.

These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy the Shares of NN Group in Canada or Japan or in any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of such jurisdiction.

The Shares are not and will not be registered under the U.S. Securities Act of 1933, as amended (the U.S. Securities Act) and will also not be registered with any authority competent with respect to securities in any state or other jurisdiction of the United States of America. The Shares may not be offered or sold in the United States of America absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act. There will be no public offering of Shares in the United States. Any Shares sold in the United States will be sold only to “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act) in reliance on Rule 144A.

In the United Kingdom, this document and any other materials in relation to the Shares is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” (as defined in section 86(7) of the Financial Services and Markets Act 2000) and who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

In Australia this document is for distribution only to professional or sophisticated investors (i.e. those persons to whom offers can be made without a disclosure document, in accordance with sections 708(8) and (11) of the Corporations Act 2001 (Cth)) who are “wholesale clients” within the meaning of section 761G of the Corporations Act 2001 (Cth). The entity receiving this document represents and warrants that if it is in Australia it is a wholesale client and either a professional or sophisticated investor and that it will not distribute this document to any person outside Australia. This document is not supplied in connection with any offering of Shares. A decision whether to subscribe for the Shares should be made on the basis of the information in the relevant disclosure document which will be issued by NN Group.

NN Group has not authorised any offer to the public of Shares in any Member State of the European Economic Area other than the Netherlands. With respect to any Member State of the European Economic Area, other than the Netherlands, and which has implemented the Prospectus Directive (each a Relevant Member State), no action has been undertaken or will be undertaken to make an offer to the public of Shares requiring publication of a prospectus in any Relevant Member State. As a result, the Shares may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression “offer of Shares to the public” means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

No action has been taken by NN Group that would permit an offer of Shares or the possession or distribution of these materials or any other offering or publicity material relating to such Shares in any jurisdiction where action for that purpose is required.

The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which they are released, published or distributed, should inform themselves about, and observe, such restrictions.

NOT FOR PUBLICATION OR DISTRIBUTION IN CANADA, JAPAN OR ANY OTHER

JURISDICTION IN VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

This announcement does not constitute a prospectus. An offer to acquire Shares pursuant to a proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in a prospectus to be made generally available in the Netherlands in connection with such offering. When made generally available, copies of such prospectus may be obtained at no cost from NN Group or through the website of NN Group.

J.P. Morgan, Morgan Stanley, ING Bank and Deutsche Bank and the other managers named herein act exclusively for ING Group and NN Group and no-one else in connection with any offering of Shares and will not be responsible to anyone other than ING Group for providing the protections afforded to their respective customers or for providing advice in relation to any offering or any transaction or arrangement referred to herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 16 June, 2014